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                              August 13, 2021

       Neil Blumenthal
       Co-Founder and Co-Chief Executive Officer
       Warby Parker Inc.
       233 Spring Street, 6th Floor East
       New York, New York 10013

                                                        Re: Warby Parker Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001504776

       Dear Mr. Blumenthal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       A Letter From Our Co-Founders and Co-CEOs, page i

   1. We note your statements that you operate with net zero carbon emissions and are a carbon neutral business.
Please tell us whether these statements include the operations of your suppliers and other
partners who support your operations. To the extent that these statements does not
include such operations, please revise your disclosure to clarify the aspects of your
business that are included in this statement. In addition, to the extent that you rely on carbon
offsets in order to operate at net zero carbon emissions, please briefly describe these offsets.
 Neil Blumenthal
FirstName LastNameNeil  Blumenthal
Warby Parker Inc.
Comapany
August 13, NameWarby
           2021        Parker Inc.
August
Page 2 13, 2021 Page 2
FirstName LastName
Prospectus Summary
The Eyewear Market is Large, Growing, and Ripe for Disruption, page 4

2. We note your response to prior comment 7. Please revise this section, where appropriate, to clearly state that a significant portion of customers who use prescription glasses or contacts purchase them from their prescriber, as indicated in your response letter, and indicate that your ability to gain market share may depend upon your growth strategies to expand your holistic vision care offerings, including expanding your offering and position in relation to eye exams and vision care.
Risk Factors
The trading price of our Class A common stock may be volatile..., page 56

3.       Please clarify and confirm whether your disclosure on page 56 stating
that    As there has
         not been a recent sustained history of trading in our common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker, or
         DMM, consult with our financial advisors in order to effect a fair and orderly opening of
         trading of our Class A common stock...    takes into account the
multiple rounds (i.e., up to
         series G) of private market financing/capital raising that have already occurred in
         connection with the Company   s stock prior to this direct listing.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 77

4. We note your response to prior comment 11. Please revise to provide comparable measures to Four Wall Margin and average sales per square foot for the year ended
         December 31, 2020. To the extent these measures are not precisely comparable to Four
         Wall Margin and average sales per square foot for the year ended December 31, 2019, please include an explanation of the differences in your revisions. Description of Capital Stock
Voting Rights, page 163

5. We note your response to prior comment 17 and re-issue. Please revise the Voting Rights subsection of Description of Capital Stock to disclose the percentage of outstanding shares that your Class B stockholders must maintain to continue to control the outcome of matters submitted to stockholders for approval.

         We further note your revised disclosure on page 60. Please advise whether you will be a controlled company under NYSE rules. If so, please include appropriate disclosure on the prospectus cover page, in the Prospectus Summary, provide risk factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus
         Summary disclosure should include the identity of your controlling stockholder(s), the amount of voting power the controlling stockholder(s) will own following the completion
 Neil Blumenthal
Warby Parker Inc.
August 13, 2021
Page 3
      of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.
Plan of Distribution, page 178

6. Please revise the top paragraph on page 179 to explain the purpose and need for three financial advisors to provide the DMM with the your fair value per share given that this data is already included in the stock valuation report that will have already been provided to the DMM/exchange (and even though the valuation/report is independently prepared without any assistance/input by the financial advisors) and given that historical per share
      price information is already contained in the    Sale Price History of
Our Common Stock
      section of the prospectus.
7. Please provide us with your analysis as to whether a consent is required under Section 7(a)
      of the Securities Act and Securities Act Rule 436 for the disclosure of your Class A common stock and Class B common stock valuations as determined by the independent third party referenced in this section.
       You may contact Julie Sherman at 202-551-3640 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameNeil Blumenthal
                                                            Division of
Corporation Finance
Comapany NameWarby Parker Inc.
                                                            Office of Life
Sciences
August 13, 2021 Page 3
cc:       Brittany D. Ruiz, Esq.
FirstName LastName